Exhibit 21

SUBSIDIARIES OF THE REGISTRANT
The following is a list of all subsidiaries of the Registrant.

Jurisdiction of
Name	Incorporation

MNS Eagle Equity Group IV, Inc.	Nevada
Nathaniel Energy Oklahoma Holdings Corporation	Oklahoma
Cleanergy, Inc.	Delaware